Issuer Free Writing Prospectus dated July 18, 2019

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement

Dated July 17, 2019 and Registration Statement No. 333-219213

READY CAPITAL CORPORATION

6.20% SENIOR NOTES DUE 2026

PRICING TERM SHEET

Dated: July 18, 2019

This pricing term sheet supplements Ready Capital Corporation’s preliminary prospectus supplement, dated July 17, 2019 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Ready Capital Corporation and not its subsidiaries.

Issuer:	Ready Capital Corporation, a Maryland Corporation

Title of Securities:	6.20% Senior Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$50,000,000 (or $57,500,000 if the underwriters’ over-allotment option to purchase additional Notes is exercised in full)

Expected Rating:

BBB by Egan-Jones Ratings Company

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	July 18, 2019

Settlement Date (T+2):	July 22, 2019

Maturity:	July 30, 2026

Interest Payment Dates:	January 30, April 30, July 30, and October 30 of each year, commencing on October 30, 2019

Interest Rate:	6.20% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months, from the Settlement Date

Issue Price to Investors:	$25 per note

Optional Redemption Provision:

We may redeem for cash all or any portion of the Notes, at our option, on or after July 30, 2022 and before July 30, 2025, at a redemption price equal to 101% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. On or after July 30, 2025, we may redeem for cash all or any portion of the Notes, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Change of Control:

The occurrence of a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement) will require the Company to offer to repurchase the Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest, to, but excluding, the repurchase date.

Denominations:	$25 minimum denominations and $25 integral multiples thereof

Underwriters’ Discount:	$0.7875 per note

Proceeds to Issuer (before expenses):	$48,425,000 (or $55,688,750 if the underwriters’ over-allotment option to purchase additional Notes is exercised in full)

Use of Proceeds:

We intend to contribute the net proceeds from this offering to our Operating Partnership in exchange for the issuance by the Operating Partnership of the Mirror Note with terms that are substantially equivalent to the terms of the Notes offered hereby. Our Operating Partnership intends to use the net proceeds to originate or acquire our target assets and for general business purposes. Until appropriate assets can be identified, our Manager may repay borrowings outstanding under our loan repurchase agreements or credit facilities and invest the net proceeds of this offering in interest-bearing short- term investments, including money market accounts, in each case that are consistent with our intention to continue to qualify as a REIT. These investments are expected to provide a lower net return than we will seek to achieve from our target assets.

Listing:	We intend to apply to list the Notes on the NYSE under the symbol ‘‘RCB’’ and expect trading of the Notes to commence thereon within 30 days after the original issue date.

CUSIP/ISIN:	75574U AA9 / US75574UAA97

Book-Running Managers:	Sandler O’Neill & Partners, L.P. B. Riley FBR, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus dated July 27, 2017 and a preliminary prospectus supplement dated July 17, 2019) on Form S-3 (File No. 333-219213) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Sandler O’Neill + Partners, L.P. at 1251 Avenue of the Americas, 6th Floor, New York, New York 10020, Attention: Syndicate Operations, or by calling toll-free 1-866-805-4128, or by email at syndicate@sandleroneill.com or B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1300, Arlington, Virginia 22209 or by calling 1-703-312-9580, or by email at prospectuses@brileyfbr.com.